SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Graymark Healthcare, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

389465105
(CUSIP Number)

P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2011
(Date of Event which Requires Filing of this Statement)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 389465105	13D

1.	NAMES OF REPORTING PERSONS P. Mark Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,333,350
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,333,350
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,350
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.77%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Black Oak II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 26-1699176
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,323,017
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,323,017
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.81%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Black Oak Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443852
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,323,017
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,323,017
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.81%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Black Oak Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 26-1697262
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,323,017
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,323,017
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.81%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Irrevocable Trust of Lynn D. Moore dated March 18, 1997 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 43-6739010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,323,017
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,323,017
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.81%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Black Oak Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443849
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,323,017
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,323,017
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.81%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS David Story
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC;PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATIONUNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,000
	8.	SHARED VOTING POWER 2,323,017
	9.	SOLE DISPOSITIVE POWER 9,000
	10.	SHARED DISPOSITIVE POWER 2,323,017
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,332,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.83%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10, 2008, as amended by that Amendment No. 1 to Schedule 13D filed with the SEC on May 6, 2011 (the “Schedule 13D”).  This statement relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Graymark Healthcare, Inc. (the “Issuer”), the principal executive offices of which are located at 101 N. Robinson, Suite 920, Oklahoma City, Oklahoma 73102.

Item 2.	Identity and Background – P. Mark Moore.

(a)	Name: P. Mark Moore

(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(c)
Occupation: Manager, director and officer of various private entities engaged in the ownership, management, and operation of various businesses, including Black Oak Partners, LLC, the address of which is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(d)	Criminal Convictions: N/A

(e)	Civil Proceedings: N/A

(f)	Citizenship: United States of America

Item 2.	Identity and Background – David Story.

(a)	Name: David Story

(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(c)	Occupation: Manager of Black Oak Partners, LLC, the address of which is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102

(d)	Criminal Convictions: N/A

(e)	Civil Proceedings: N/A

(f)	Citizenship: United States of America

Item 2.	Identity and Background – Black Oak II, LLC; Black Oak Capital, LLC; Black Oak Partners, LLC; Black Oak Holdings, LLC; Irrevocable Trust of Lynn D. Moore.

(a)-(c)
Each of Black Oak II, LLC, Black Oak Capital, LLC, Black Oak Partners, LLC, and Black Oak Holdings, LLC is a limited liability company organized under the laws of the state of South Dakota.  The Irrevocable Trust of Lynn D. Moore was established under the laws of the state of South Dakota pursuant to an Indenture of Trust dated March 18, 1997.  The principal business of these entities is to engage in the ownership, management, and operation of various businesses.  The principal business address of each such entity is 101 N. Robinson, Suite 800, Oklahoma City, OK 73102.

(d)	No reporting person has, during the last five years, been convicted in a criminal proceeding.

(e)
No reporting person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

MTV Investments, LP, a limited partnership, purchased directly from Issuer in a private transaction 484,500 restricted shares of Issuer’s Common Stock at a price per share of $3.25 on July 22, 2008, as described in the Initial Schedule 13D.  On April 30, 2011, MTV Investments, LP entered into a subscription agreement with Issuer to purchase directly from Issuer in a private transaction an additional 525,833 restricted shares of Issuer’s Common Stock at a price per share of $0.58 per share and warrants exercisable, beginning six months after the issue date, for up to 525, 833 shares of Issuer’s Common Stock at an exercise price of $0.45 per share., which private purchase transaction closed on May 4, 2011.  P. Mark Moore is the President of MTV Associates, Inc., the General Partner of MTV Investments, LP.  P. Mark Moore is also a trustee of the Irrevocable Trust of Lynn D. Moore dated March 18, 1997 known as the “R.W.M. Dynasty Trust I”, which entity is the sole member of Black Oak Holdings, LLC, which entity is the sole member of Black Oak Capital, LLC, which entity is the sole member of Black Oak II, LLC and Black Oak Investments, LLC.

Black Oak II, LLC is the record and beneficial owner of 2,323,017 restricted shares of Issuer’s Common Stock.  Black Oak Capital, LLC, as the sole member of Black Oak II, LLC; Black Oak Holdings, as sole member of Black Oak Capital, LLC; and the R.W.M Dynasty Trust I., as sole member of Black Oak Holdings, LLC are each beneficial owners of the 2,323,017 restricted shares of Issuer’s Common Stock held of record by Black Oak II, LLC.

Black Oak Partners, LLC is the manager of Black Oak II, LLC and, consequently, is the beneficial owner of 2,323,017 restricted shares of Issuer’s Common Stock held of record by Black Oak II, LLC. David Story and P. Mark Moore are the managers of Black Oak Partners, LLC. Thus, David Story has shared voting and dispositive power with respect to the 2,323,017 shares of Issuer’s Common Stock.  In addition, David Story is the record owner of 9,000 shares of Issuer’s Common Stock, of which 7,000 shares were purchased by him in a private transaction and 2,000 shares were purchased in open market transactions.

Black Oak II, LLC purchased 1,104,112 restricted shares of Issuer’s Common Stock in a private transaction on May 30, 2008 for a price per share of $4.50, as described in the Schedule 13D, and, on April 30, 2011, entered into a subscription agreement with Issuer to purchase directly from Issuer an additional 1,198,305 restricted shares of Issuer’s Common Stock in a private transaction for a price per share of $0.58 and warrants exercisable, beginning six months after the issue date, for up to 1,198,305 shares of Issuer’s Common Stock at an exercise price of $0.45 per share, which private purchase transaction closed on May 4, 2011.  Black Oak Investments, LLC purchased 20,600 shares of Common Stock in several open market transactions occurring between January 10, 2008 and April 4, 2008, as described in the Schedule 13D, and, on May 6, 2011, transferred all such shares to Black Oak II, LLC.  All shares were purchased with working capital or personal funds of the acquiring entity or individual.

Item 4.	Purpose of Transaction.

The securities described in this statement were acquired for investment purposes.  At the May 4, 2011 closing of the purchase of the 525,833 shares of Issuer’s Common Stock by MTV Investments, LP and of the 1,198,305 shares of Issuer’s Common Stock by Black Oak II, LLC, each of MTV Investments, LP and Black Oak II, LLC was also issued a  warrant exercisable, beginning six months after the issue date, for one share of Common Stock for each share of Common Stock purchased on May 4, 2011, at an exercise price of $0.45 per share.

Item 5.	Interest in Securities of the Issuer.

(a)
P. Mark Moore is the beneficial owner of 3,333,350 shares of Common Stock, which represents approximately 9.77% of the outstanding Common Stock.  Each of Black Oak II, LLC, Black Oak Capital, LLC, Black Oak Holdings, LLC, Black Oak Partners, LLC and the R.W.M. Dynasty Trust I is a beneficial owner of 2,323,017 shares of Common Stock, which represents approximately 6.81% of the outstanding Common Stock. David Story is the beneficial owner of 2332,017 shares of Common Stock, which represents approximately 6.83% of the outstanding Common Stock.

(b)
P. Mark Moore possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,333,350 shares of Common Stock, as described herein.  Each of Black Oak II, LLC, Black Oak Capital, LLC, Black Oak Holdings, LLC, Black Oak Partners, LLC and the R.W.M. Dynasty Trust I possess sole power to vote or direct the vote and sole power to dispose or direct the disposition of 2,323,017 shares of Common Stock.  David Story possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of 9,000 shares of common stock and shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,323,017 shares of Common Stock.

(c)	See Item 3.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, as described in Item 3.

(e)	N/A

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On May 4, 2011, MTV Investments, LP was issued a warrant entitling it to purchase up to 525,833 shares of Issuer’s Common Stock and Black Oak II, LLC was issued a warrant entitling it to purchase up to 1,198,305 shares of Issuer’s Common Stock, as described in Items 3 and 4.  The form of such warrants is attached hereto as Exhibit A.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:  Form of Warrant to Purchase Common Stock of Graymark HealthCare, Inc. (incorporated by reference to Amendment No. 1 to Schedule 13 D filed with the SEC on May 6, 2011)

Exhibit B:  Joint Filing Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2011	/s/ P. Mark Moore
P. Mark Moore

BLACK OAK II, LLC, a South Dakota limited liability company

	By:	Black Oak Partners, LLC, its manager

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

BLACK OAK CAPITAL, LLC, a South Dakota limited liability company

	By:	Black Oak Partners, LLC, its manager

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

BLACK OAK HOLDINGS, LLC, a South Dakota limited liability company

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

BLACK OAK PARTNERS, LLC, a South Dakota limited liability company

	By:	/s/ P. Mark Moore
P. Mark Moore, Manager

IRREVOCABLE TRUST OF LYNN D. MOORE DATED MARCH 18, 1997

/s/ P. Mark Moore
	By:	P. Mark Moore, Trustee

/s/ David Story
David Story